Exhibit 99.125

APHRIA PARTNERS WITH SCHROLL MEDICAL IN DENMARK TO PRODUCE
ORGANIC MEDICAL CANNABIS FOR THE WORLDWIDE MARKET

Strategic partnership will be led by Aphria Germany, with first product expected by early 2019

Leamington, Ontario — September 4, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) today announced that it has entered into a strategic partnership (the “Partnership”) with Schroll Medical (‘Schroll” or the “Danish Company”), a subsidiary of prominent European flower producer, Schroll Flowers. The Partnership will pursue the cultivation and worldwide distribution of organic, EU GMP-certified medical cannabis, and will be managed by the Company’s wholly-owned subsidiary Aphria Deutschland GmbH (“Aphria Germany”). The deal accelerates Aphria’s global expansion, in collaboration with an established and world-class partner, with first product expected to be available by early 2019.

“Aphria continues to execute on its strategy for international expansion, and we are pleased to have joined forces with a highly-regarded, experienced grower known around the world for its quality,” said Vic Neufeld, Chief Executive Officer at Aphria. “Our co-founders come from the world of commercial agriculture, including commercial flower production, so we speak the same language as Schroll and we bring to this Partnership the best-in-class know-how to produce high-quality, clean and pure medical cannabis for the worldwide market. Partnerships such as this continue to build upon Aphria’s foundation for long-term sustained growth in every market in which we operate.”

In exchange for a 15% interest in the Partnership, Aphria is providing €100,000 to the Partnership, its leadership in cannabis greenhouse cultivation and experience in processing and worldwide distribution. This will include, but is not limited to, consulting on GMP certification, cannabis genetics and strains, and proprietary growing IP. Aphria will also handle the worldwide distribution of medical cannabis produced by the Partnership, which is anticipated to be made available to markets in Germany, Luxembourg, Switzerland and other developing medical cannabis markets. As part of the deal, Aphria maintains a path to increase its ownership interest to 50% and a path to realize full liquidity, each under certain conditions.

“This marks another important step in advancing the availability of high-quality medical cannabis for across Europe and around the world,” said Hendrik Knopp, Managing Director of Aphria Germany. “We are pleased to take a leadership role and to bring our considerable experience in cultivation, along with our expanding distribution network, to ensure a successful and beneficial Partnership.”

Schroll will hold an 85% interest in the Partnership and will be responsible for the EU GMP-certified cultivation of certified organic medical cannabis. The Danish Company has already received its license for the cultivation of medical cannabis from the Danish Medicines Agency, and currently owns property where the production has already started in a retrofit greenhouse. Construction on Phase 1 is underway and involves a modification of an existing facility of 9,000 square meters as well as building of a new processing facility of 1,000 square meters.

Said Carsten Schroll, founder of Schroll Flowers: “This initiative with Aphria, one of the world’s leading cannabis companies, results in a number of important synergies for Schroll. We are pleased to share a background in cultivation, look forward to applying the expertise and knowledge from Aphria to produce the highest standard of organic medical cannabis to reach patients in need around the world.”

We Have A Good Thing Growing

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario — the greenhouse capital of Canada — Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company’s portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders’ multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

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For media inquiries please contact:

Tamara Macgregor

Vice President, Communications

tamara.macgregor@aphria.com

437-343-4000

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.